                                                                 EXHIBIT 99.13

                 [LETTERHEAD OF McKESSON CORP. APPEARS HERE]


Contact at McKesson:  Marvin Krasnansky
                       (415) 983-8316
              at PCS:  Blair Jackson
                       (602) 391-4138

McKESSON AGREES TO SELL ITS PCS UNIT TO ELI LILLY
FOR $4 BILLION IN CASH UNDER CORPORATE RESTRUCTURING

For Each Share of McKesson, Shareholders Will Receive
$76 In Cash and One Share in a New McKesson
Holding All of McKesson Corp. Assets Other Than PCS

SAN FRANCISCO, Monday, July 11, 1994 -- McKesson Corp. announced today that it has entered into a definitive agreement for a corporate restructuring pursuant to which it will sell its PCS Health Systems, Inc. subsidiary to Eli Lilly and Company for $4 billion in cash. PCS is the nation's largest provider of prescription benefit management services.

     Alan Seelenfreund, chairman and chief executive officer of McKesson, said that McKesson's shareholders will receive $76 a share in cash, totaling $3.4 billion, and one share of stock in a new McKesson for each share of McKesson Corp. they own through the spin-off of the new McKesson's shares to current shareholders.

     The new McKesson will use the balance of the amount paid by Lilly to pay taxes and transaction costs and for general corporate purposes, Seelenfreund said. The transaction, which has been approved by the boards of directors of both companies, subject to various conditions including provisions of the Hart-Scott-Rodino Act, is expected to close in 60 to 75 days.

     The new McKesson will retain all of the company's assets except the PCS business. These include the company's wholesale drug operations--McKesson Drug Co. in the U.S., Medis Health and Pharmaceutical Services in Canada, and its interest in Nadro, S.A., in Mexico--Millbrook Distribution Services, McKesson Water Products and its 57% interest in Armor All Products Corp.

     The agreement with Lilly also provides for the new McKesson to retain the recently formed Healthcare Delivery Systems (HDS) division of PCS and McKesson's 30% interest in the Technology Assessment Group (TAG). HDS works with manufacturers to manage distribution of biotechnology and pharmaceutical drugs that require special delivery systems. TAG is a leading consulting organization specializing in medical and pharmaceutical outcomes research.

     In discussing the transaction, Seelenfreund said that "the movement toward more aggressive managed care and the recent acquisition of several other prescription benefit managers by pharmaceutical manufacturers has made the business much more competitive. PCS is now competing against companies with substantially greater clinical resources, detail forces, physician relationships, disease-state management protocols and significant R&D budgets.

     "In light of this changed environment and the offer from Lilly, we believe that this transaction represents the best opportunity to maximize shareholder value."

     Seelenfreund noted that the transaction includes arrangements that will continue to offer the benefits from McKesson's alliance with PCS to McKesson's wholesale drug distribution customers. Seelenfreund stressed "the transaction will help to realize the commitment of McKesson's management and directors to focusing on shareholder value, achieving consistent, long-term earnings growth and maintaining a strong financial structure that affords the company access to capital markets on favorable terms. We continue to be optimistic about the future prospects of the company."

     Seelenfreund added, "While the new McKesson will be subject to some corporate level taxes arising from the corporate restructuring, the amount of taxes for this transaction is minimal. Shareholders are expected to be subject to capital gains taxes on both cash and shares they receive."

     Lilly is expected to commence a tender offer shortly for all outstanding shares of McKesson Corp., which at the time of closing will hold only the remaining assets of PCS, including McKesson's interest in Integrated Medical Systems. The offer will remain open for a minimum of 20 business days and should close shortly following completion of the spin-off, subject to the satisfaction of various conditions to the offer, including expiration of the waiting period under the provisions of Hart-Scott-Rodino, and the effectiveness of the information statement relating to the spin-off to be filed with the Securities and Exchange Commission.

     Seelenfreund said that on completion of the transaction, the McKesson Employee Stock Ownership Plan (ESOP) will have approximately $250 million available for reinvestment in the shares of the new McKesson. It is expected that purchases will be made by the ESOP trustee, the Chase Manhattan Bank, in market transactions or otherwise at prevailing prices.

      Looking to the future, Seelenfreund said: "The ongoing relationship that McKesson will enjoy with PCS will enable us to continue to work closely with them on involving retail pharmacists in delivering quality, cost-effective prescription and other health care services for health plan sponsors, pharmaceutical manufacturers and patients."

     Under terms of the agreement, McKesson will continue to have access to certain PCS capabilities and services. This will include:

     * A continuation of the existing relationships between PCS and selected McKesson customers;
     *  Information systems services and switching capabilities;
     * Inclusion of McKesson's retail pharmacy customers in disease-state management programs;
     * Joint programs to provide high quality, cost-effective products and services.

     Seelefreund noted that McKesson is Lilly's largest customer, Lilly is McKesson's second largest supplier and the companies represent two of the nation's oldest health care organizations. In addition, he said, "In building on this relationship for the future, we share a strong, historic commitment to supporting the critical role played by pharmacists in the health care delivery system. That commitment will continue and be strengthened in the years to come."

     "The Lilly-McKesson relationship spans many decades and has consistently played a crucial role in the delivery of health care products and services in this country and abroad," said Randall L. Tobias, Lilly chairman and chief executive officer. "Over the years, McKesson has clearly been one of our most valued customers. We at Lilly are very excited about today's announcement and are eagerly looking forward to developing future value-added strategic alliances with McKesson."

     Added Steve Geringer, president of PCS, "We believe that the affiliation with Lilly will enable us to provide even higher value and increased levels of service to health plan sponsors. We think that more than any other pharmaceutical company, Lilly shares the vision and commitment of PCS to link information management, medical research and clinically driven pharmaceutical therapies to improve overall health care for our clients."

     On completion of the transaction, McKesson's financial statements will be restated to reflect PCS as a discontinued operation. Restated fiscal 1994 revenues were $12.25 billion, up 6% from $11.56 billion in fiscal 1993. As originally reported, revenues in fiscal 1994 were $12.43 billion, up 6.5% from $11.67 billion in the prior year. Restated fiscal 1994 net income before special income items was $102 million, up 7.3% from $95.1 million. As originally reported, net income before special income items in fiscal 1994 was $132.6 million, an increase of

16% from $114.7 million. Restated fully diluted earnings per share for fiscal 1994 were $2.22, an increase of 7.2% from $2.07. As originally reported, fully diluted earnings per share were $2.92, a 16% increase from $2.51. (See table attached).

     Restating the results of McKesson's Health Care segment, the unit's fiscal 1994 revenues were $11.82 billion, up 6% from $11.15 billion in fiscal 1993.
As originally reported, including the results of PCS, fiscal 1994 revenues were $12.0 billion, up 6.5% from $11.26 billion. Restated 1994 Health Care operating profit was $187.1 million, down 1.9% from $190.7 million in the prior year. Before restatement, the segment's fiscal 1994 operating profit was $239.2 million, up 7.4% from the prior year's $222.8 million.

     Seelenfreund said that it is anticipated that the quarterly dividend rate on the new McKesson shares would be set at 25 cents a share, or $1.00 a year. McKesson's current annual dividend is $1.68 a year.

                            McKESSON CORPORATION
                        CONDENSED INCOME INFORMATION
                                 (unaudited)
                   (in millions except per share amounts)
                (Restated for PCS as Discontinued Operations)

                                                      Year Ended March 31
                                                 -----------------------------
                                                                           %
                                                    FY94        FY93      Chg.
                                                 ---------   ---------   ------
Revenues                                         $12,251.4   $11,555.7     6.0
Costs and expenses before special items           12,064.7    11,391.6     5.9
Special items                                         37.4(1)       -
                                                 ---------   ---------
Income before taxes on income                        224.1       164.1    36.6
Taxes on income                                      (88.6)      (65.6)
                                                 ---------   ---------
Income before minority interest                      135.5        98.5    37.6
Minority interest                                     (9.0)       (3.4)
                                                 ---------   ---------
Income before extraordinary item and
  cumulative effect of accounting change
    Before special items                             102.0        95.1     7.3
    Special items                                     24.5          -
                                                 ---------   ---------
                                                     126.5        95.1    33.0
Discontinued operations                               30.6        19.6
Extraordinary item - debt extinguishment              (4.2)         -
Cumulative effect of accounting change               (16.7)         -
    Net income                                   $   136.2   $   114.7    18.7
                                                 =========   =========
Earnings per common share
    Fully diluted
      Continuing operations before extraordinary
        item and cumulative effect of accounting
        change
          Before special items                   $    2.22   $    2.07     7.2
          Special items                               0.56          -
                                                 ---------   ---------
                                                      2.78        2.07    34.3
      Discontinued operations                         0.70        0.44
      Extraordinary item                             (0.10)         -
      Cumulative effect of accounting change         (0.38)         -
                                                 ---------   ---------
            Total                                $    3.00   $    2.51    19.5
                                                 =========   =========
    Primary
      Continuing operations before extraordinary
        item and cumulative effect of accounting
        change
          Before special items                   $    2.33   $    2.20     5.9
          Special items                               0.60          -
                                                 ---------   ---------
                                                      2.93        2.20    33.2

      Discontinued operations                         0.75        0.49
      Extraordinary item                             (0.10)         -
      Cumulative effect of accounting change         (0.41)         -
                                                 ---------   ---------
            Total                                $    3.17   $    2.69    17.8
                                                 =========   =========
Shares on which earnings per common share were
  based
    Fully diluted                                     44.1        44.8
    Primary                                           40.8        40.0


(1) Includes gain on the sale and donation of Armor All stock of $55.1 million, partially offset by a contribution to the McKesson Foundation of $4.3 million and a loss on the termination of interest rate swap arrangements of $13.4 million.

                            McKESSON CORPORATION
                         RESULTS BY BUSINESS SEGMENT
                                 (unaudited)
                                (in millions)
                (Restated for PCS as Discontinued Operations)



                                                  Year Ended March 31
                                        -------------------------------------
                                                                          %
                                           FY94            FY93       Change
                                        ----------      ----------    -------
REVENUES

  Health Care Services (1)              $ 11,823.0      $ 11,148.9       6.0
  Water                                      240.3           229.6       4.7
  Armor All                                  182.3           168.4       8.3
  Corporate                                    5.8             8.8
                                        ----------      ----------
          Total                         $ 12,251.4      $ 11,555.7       6.0
                                        ==========      ==========

OPERATING PROFIT

  Health Care Services                  $    187.1      $    190.7      (1.9)
  Water                                       37.0            30.4      21.7
  Armor All                                   38.3            32.1      19.3
                                        ----------      ----------
          Total                              262.4           253.2       3.6

  Interest - net (2)                         (40.1)          (43.7)
  Corporate and other                        (35.6)          (45.4)
  Special Items                               37.4               -
                                        ----------      ----------
       Income before taxes              $    224.1      $    164.1      36.6
                                        ==========      ==========

  (1) Health Care Services Revenues
      includes:

      Sales to customers' warehouses    $  2,800.7      $  2,607.2       7.4
      International revenues               1,275.5         1,329.8      (4.1)


  (2) Interest expense is shown net of corporate interest income.